Mail Stop 3561

March 2 2007

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

>   **Re: Best Buy Co., Inc.**
>   **Form 10-K for the Fiscal Year Ended February 25, 2006**
>   **Filed May 10, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended November 25, 2006**
>   **Filed January 4, 2007**
>   **File No. 1-09595**

Dear Mr. Anderson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 25, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1. You disclose on page 65 that you recognize revenue from extended service contracts. Please tell us the extent to which these service contracts impacted your

revenues, operating income, and net earnings for the historical annual periods presented. To the extent these contracts represent a material portion of your operating profit and/or net earnings, we would expect you to discuss the impact within your filing to ensure the three principal objectives of MD&A are satisfied:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

2. In future filings, please discuss in greater detail the factors contributing to the year-to-year changes in your gross profit rate. For example, we note that your gross profit rate discussion on page 32 does not provide much insight into the specific supply chain or "product transition management" improvements that occurred during fiscal 2006. Please discuss how your initiatives lowered product costs, how your pricing strategies changed from the prior fiscal year, and the factors contributing to increased sales of higher-margin services and private-label products. Please also quantify, where possible, the incremental impact of each individual business reason on the overall change. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

3. We note that your discussion of changes in selling, general and administrative expenses addresses the change as a percentage of revenues but does not address the absolute dollar change.   While we expect that most selling costs track closely with changes in revenues, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

Share Repurchases and Dividends, page 41

4. Please disclose the reasons for your stock repurchases and discuss the impact you expect future purchases to have on your short and long-term liquidity, if any.

Off-Balance-Sheet Arrangements and Contractual Obligations, page 42

5. We note that you present an adjusted debt-to-capitalization ratio in which adjusted debt represents debt plus capitalized operating lease obligations. Please tell us

and disclose why your operating lease rental expense is multiplied by eight in arriving at the capitalized lease obligation total.

Consolidated Statements of Earnings, page 56

6. Please revise your consolidated statements of earnings in future filings to separately present revenue and cost of sales separately for your product sales and services. You may only aggregate these revenues if both classes of revenue are less than ten percent of total revenues. Refer to Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Inventory Financing, page 64

7. We note that you utilize financing facilities through which certain suppliers receive payments from a designated finance company on invoices you owe them. As it appears you directly pay the financing company and the financing company is not affiliated with your suppliers, please confirm that you have classified borrowings and payments on your inventory financing facilities within financing activities in your statements of cash flows.

Vendor Allowances, page 66

8. We note that you classify certain vendor reimbursements of sales incentives in revenue. Please tell us how your classification complies with the guidance in EITF 02-16.

Advertising Costs, page 66

9. We believe that you should disclose the amounts of cooperative advertising funds netted against selling, general and administrative expenses for each period presented to meet the disclosure objectives of SOP 93-7. Please do so in future filings.

Note 11. Contingencies and Commitments, page 82

10. You disclose that a class action lawsuit was brought against you in December 2005. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this lawsuit, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this

in your disclosure. Refer to paragraph 9 of SFAS 5. See also the guidance provided in SAB Topic 5-Y and SOP 96-1.

Disclosure Controls and Procedures, page 93

11. You state in the conclusion that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In future filings, if you include a partial definition of disclosure controls and procedures in the conclusion, please also state that your officers concluded, if true, that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the Quarterly Period Ended November 25, 2006

Controls and Procedures, page 40

12. Since you indicate that your disclosure controls and procedures are <u>designed</u> to provide reasonable assurance of achieving their objectives, please revise future filings to clearly state, if true, that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief